

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 5, 2008

Via U.S. mail and facsimile

Mr. Junichi Matsumoto
Chief Financial Officer
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re: Mitsui & Co., Ltd.**
> **Form 20-F**
> **Filed August 4, 2008**
> **File No. 0-09929**

Dear Mr. Matsumoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You state on page 20 of your Form 20-F that you "conduct business with customers in various countries including Iran, Sudan, Cuba and Syria." As you know, those countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export

controls. Please provide us with reasonably detailed information, updated to reflect developments since our last comments on your contacts with Iran and Sudan, regarding the dollar amounts of financings you have arranged for industrial projects in Iran; the nature of those projects; the dollar value of your sole asset in Iran and the number of people it employs; the types of chemical raw materials you have arranged to be sold into Sudan; and the nature and extent of any other past, current or anticipated direct or indirect contacts with Iran and Sudan. In addition, please describe to us in reasonable detail the nature and extent of your past, current, and anticipated business contacts with Cuba and Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any funds, products, or services you have provided into Cuba and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You response should include a discussion of materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan or Syria.

Mining Engineering Comments

South Walker, page 67

3.   Please note that the common definition for the term "reserve base" includes the aggregate of sub-economic and/or uneconomic coal with economic coal. In addition to replacing the term "reserve base" with the word "reserves," supplementally certify that no sub-economic coal is included within your reserve estimates in this document.

Production Tonnage, page 68

4.   Please clarify the relationship of Pannawonica mine to the Mesa J mine in your filing.

Reserve Tonnage, page 70

5.   Please disclose the average reserve iron content, the Robe River mine cutoff
        grades, and include as a footnote to the iron ore prices used to estimate all your
        reserves, based on the three year historical average.

Coal, Page 71

6.   In your reserve tables, disclose whether your coal reserves are thermal or
        metallurgical quality, and the average heat and sulfur content, i.e. BTU's per
        pound and % sulfur.

Valepar, S.A., page 72

7.   Please disclose the average iron content of your Vale consolidated reserves.

Petroleum Engineering Comments

General

8.   Please tell us if all your proved reserves are scheduled to be produced before the
        expiration of the appropriate production sharing contracts. If not, please describe
        the circumstances when they extend past the terms of the contract and why you
        believe they still represent proved reserves.

9.   Please tell us if any of your undeveloped oil reserves are dependent on
        waterflooding or any other improved recovery techniques. If so, please tell us the
        basis for attributing proved reserves to them and, if they represent a significant
        percentage of your proved reserves expand your disclosure to include this
        information.

Risk Factors, page 7

Our business in exploration, development and production of mineral resources and oil
and gas …, page 10

10.   You state that reserve replacement, on which future production will depend, may
        not be successfully implemented due to uncertainties such as failures in
        exploration or negotiations for acquisitions. Risk factors should be as specific to
        you as possible. Since you divested over 50% of your proved reserves in 2007
        you not only did not replace production but your reduced your reserves by almost
        seven times your 2007 production volumes. As this also significantly impacts
        reserve replacement you should expand your disclosure to include this

information in the risk factor.

Energy Segment page 36

Oceania, page 39

11.   You indicate that one of the major production wells in Enfield Oil Field
        experienced sand production and early water breakthrough. And the same
        problem in other wells has reduced the production rate from the field from 47,000
        barrels of oil per day to 29,000 barrels of oil per day in the first quarter of 2008.
        Please tell us the amount of proved reserves you attributed to this field at the start-
        up of production and if you have reduced the proved reserve estimate since then
        due to the lower production rates. If so, please tell us the amount of reserves that
        you now attribute to this field. If you have not reduced the proved reserves please
        tell us the reasons for not doing so and provide us with a production graph of oil,
        water and natural gas production over time for the Enfield Oil Field.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler at (202) 551-3718 if you have questions about mining engineering comments or James Murphy at (202) 551-3703 if you have questions regarding petroleum engineering comments. Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Murphy
     G.K. Schuler
     P. Bhaumik
     N. Gholson